EXHIBIT 20.2


                                 LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                           ONE POST STREET, SUITE 575
                         SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 981-4844
                            FACSIMILE: (415) 981-4840



                                 March 16, 2005

To the Board of Directors
BellaVista Capital, Inc.
420 Florence Street, Suite 200
Palo Alto, California 94301

                  Re: BellaVista Capital, Inc. (the "Company") Special Meeting of Shareholders, March 14, 2005

To the Board:

         As Inspector of Election for the above referenced meeting , I have reviewed the ballots, the list of the Company's shareholders of record and the tally of votes cast, in person and by proxy, at the meeting on March 14, 2005. This letter will summarize the results of the vote.

         The only class of the Company's capital stock currently outstanding is its common stock. A total of 14,991,225 shares of the Company's common stock were outstanding and eligible to vote as of the record date, March 1, 2005. Of those outstanding shares, a total of 11,543,936 shares, or approximately 77% of the total outstanding, were represented, in person or by proxy, at the meeting. Accordingly, a quorum was present at the meeting.

         The meeting was held for the sole purpose of voting on the following proposal (the "Proposal") made by shareholders Jeff Black and Michael Johnson:

PROPOSAL: That the Corporation cease making new investments, and immediately reduce its administrative expenses associated with making new investments. The Board of Directors shall adopt a detailed plan to sell the Company's remaining assets and distribute cash proceeds to its creditors and shareholders as such proceeds become available for distribution, after allocating adequate reserves to meet current and contingent liabilities.

         The following table summarizes the votes cast at the meeting, in person and by proxy, with percentages rounded to the nearest tenth:

-------------------------- ------------------ ----------------- ---------------
                                               % of Shares       % of  Shares
-------------------------- ------------------ ----------------- ---------------
 Voting Summary             Amount            Outstanding       Voted
-------------------------- ------------------ ----------------- ---------------
-------------------------- ------------------ ----------------- ---------------
 For the Proposal          4,425,358          29.5%             38.3%
-------------------------- ------------------ ----------------- ---------------
 Against the Proposal      6,878,202          45.9%             59.6%
-------------------------- ------------------ ----------------- ---------------
 Abstain                      240,376         1.6%              2.1%
                           -----------        -----
-------------------------- ------------------ ----------------- ---------------
 Total voted                11,543,936        77.0%
-------------------------- ------------------ ----------------- ---------------

         Based on the foregoing vote totals, the Proposal achieved neither the two-thirds majority which the Board represented would cause it to take action consistent with the Proposal, nor the majority of a quorum required under the Company's bylaws for the approval of a shareholder resolution.

                             Respectfully submitted,

                             /s/ PAUL J. DERENTHAL

                             Paul J. Derenthal, as Inspector of Election